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                             October 27, 2020

       Eli Glickman
       Chief Executive Officer and President
       ZIM Integrated Shipping Services Ltd.
       9 Andrei Sakharov Street
       Matam Scientific Industries Center, P.O. Box 1723
       Haifa 3101601, Israel

                                                        Re: ZIM Integrated
Shipping Services Ltd.
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted September
30, 2020
                                                            CIK 0001654126

       Dear Mr. Glickman:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-1

       Industry and Market Data, page i

   1. We note your use of industry and market data throughout the prospectus derived from reports prepared by
third-parties, including Alphaliner, PIERS, CTS, Glassdoor, Ipsos, and SeaIntel Maritime
Analysis. Please revise to include the names and dates of these reports. To the extent
that you commissioned any of the third-party data that you cite in the prospectus, also
provide the consent of the third-party in accordance with Rule 436.
 Eli Glickman
FirstName  LastNameEli
ZIM Integrated  ShippingGlickman
                         Services Ltd.
Comapany
October  27,NameZIM
             2020     Integrated Shipping Services Ltd.
October
Page 2 27, 2020 Page 2
FirstName LastName
Non-IFRS Financial Measures
Reconciliation of Net Income (Loss) to Adjusted EBITDA, page 14

2. We note that your tabular reconciliation of net income (loss) to EBITDA includes an adjustment for impairments, which is not traditionally included to arrive at the non-IFRS measure EBITDA. Please revise to include impairments as an adjustment in reconciling
         EBITDA to adjusted EBITDA. Refer to Compliance Disclosure and Interpretation on
         Non-GAAP Financial Measures, revised April 4, 2018, Question 103.01. Risk Factors
Future sales of our ordinary shares or the anticipation of future sales could reduce the market price of our ordinary shares, page 33

3. We note your disclosure at page 123 that you have entered into a registration rights agreement with certain existing stockholders, pursuant to which such stockholders are entitled to request registration of their ordinary shares 180 days following the date of your prospectus. Please expand this risk factor to address and quantify the number of shares subject to such registration rights.
As a foreign private issuer, we are permitted, and intend, to follow certain home country corporate governance practices instead of ..., page 35

4. We note your disclosure at page 127 that, as a foreign private issuer, the quorum required for your general meetings of shareholders consists of at least two shareholders present in person, by proxy or written ballot who hold or represent between them at least 25% of the total outstanding voting rights. Please expand this risk factor to address that your home country quorum requirement for general shareholder meetings potentially differs from the typical quorum requirements of U.S. listed public companies for such meetings.
Use of Proceeds, page 42

5. We note the disclosure that you may use a portion of the net proceeds to service or repay certain outstanding debt. We also note disclosure elsewhere in your filing that you are highly leveraged and have short-term debt of approximately $356 million to be repaid in
         2020. In regards to your plan to use a portion of net proceeds to service or repay certain outstanding debt, please revise to provide the information required by
Item 3.C.4 of Form
         20-F.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 51

6.       We note your recurrent reference to    utilization    with regard to
your vessels, short-term
         charters and cooperation agreements. You disclose that for each service you operate you measure utilization on your dominant and counter-dominant leg in your risk factor for changing trading patterns. To the extent that utilization is a key performance indicator
 Eli Glickman
FirstName  LastNameEli
ZIM Integrated  ShippingGlickman
                         Services Ltd.
Comapany
October  27,NameZIM
             2020     Integrated Shipping Services Ltd.
October
Page 3 27, 2020 Page 3
FirstName LastName
         used in managing your business, please consider supplementing your discussion about utilization by discussing and analyzing the utilization rates for the dominant leg and counter-dominant leg across your five geographic trade zones for the periods presented. Refer to Section III.B.1 of SEC Release 33- 8350.
Principal Shareholders, page 121

7. Please disclose the natural persons or persons who directly or indirectly exercise sole or shared voting or investment control over the shares held by KSAC Europe Investments,
         S.a.r.l.
Ageements with Directors and Officers, page 123

8. We note the disclosure that you have entered into certain employment or consulting agreements with your executive officers. Please revise to describe the material terms of the respective agreements and file such agreements as exhibits to your registration statement or provide analysis explaining why this is not necessary. For guidance, refer to
         Item 8 to Form F-1 and Item 601(b)(10)(iii) of Regulation S-K. Description of Share Capital
Forum selection, page 128

9. We note your disclosure that your amended and restated articles of association provide that unless you consent in writing to the selection of an alternative forum, the Haifa
         District Court will be the exclusive forum for certain actions, including any "derivative action." However, we note that this provision will not apply to Securities Act claims based on your disclosure that unless you consent in writing to the selection of an alternative forum, and other than with respect to plaintiffs or a class of plaintiffs which may be entitled to assert in the courts of the State of Israel, the federal district courts of the
         United States of America will be the exclusive forum for Securities Act claims. Please disclose whether this provision will apply to actions arising under the Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange
         Act or the rules and regulations thereunder. Further, if this provision does not apply to actions arising under the Securities Act or Exchange Act, please ensure that the exclusive forum provision in your amended and restated articles of association states this clearly.
Notes to the Consolidated Financial Statements
1 Reporting Entity
(b) Financial Position, page F-11

10. We note that in fiscal year 2018 you entered into a strategic operational cooperation with the 2M Alliance. Please disclose your accounting policy with respect to your cooperation agreement with 2M Alliance, including the nature, extent and financial effects of your interests in the cooperation agreement, and other pertinent disclosures as outlined in IFRS
 Eli Glickman
ZIM Integrated Shipping Services Ltd.
October 27, 2020
Page 4
      12.20 through 12.23.
(j) Revenue Recognition from Shipping Services and Related Expenses, page F-26

11. Please disclose your revenue recognition policy with respect to non-containerized freight and demurrage.
Item 8. Exhibits and Financial Statement Schedules, page II-2

12. It appears the strategic cooperation agreement you entered into with 2M Alliance in
      September 2018 is material to your business. In this regard we note your disclosure that a termination of this or any future cooperation agreement you may enter into could adversely affect your business, financial condition and results of operations. Please file this agreement with 2M Alliance as an exhibit or tell us why you believe it is not required to be filed. Refer to Part II, Item 8 of Form F-1 and Item 601(b)(10) of Regulation S-K.
      You may contact Yolanda Guobadia, Staff Accountant, at 202-551-3562 or
Gus
Rodriguez, Accounting Branch Chief, at 202-551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-
Meissner, Staff Attorney, at 202-551-6548 or Loan Lauren Nguyen, Legal Branch Chief, at 202-
551-3642 with any other questions.



                                                           Sincerely,
FirstName LastNameEli Glickman
                                                           Division of
Corporation Finance
Comapany NameZIM Integrated Shipping Services Ltd.
                                                           Office of Energy &
Transportation
October 27, 2020 Page 4
cc:       Pedro J. Bermeo, Esq.
FirstName LastName